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                              September 22, 2022

       Prasad Gundumogula
       Chief Executive Officer
       Mondee Holdings, Inc.
       10800 Pecan Park Blvd.
       Suite 315
       Austin, Texas 78750

                                                        Re: Mondee Holdings,
Inc.
                                                            Amendment No.2 to
Registration Statement on Form S-1
                                                            September 7, 2022
                                                            File No. 333-266277

       Dear Mr. Gundumogula:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No.2 to Registration Statement on Form S-1

       Prospectus Cover Page, page 0

   1. We note your response to prior comment 2. Please revise the cover page and the prospectus generally to
address the impact of the consent solicitation and offer to purchase your outstanding
warrants which you commenced on September 16, 2022.
       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       63

   2. We note your response to prior comment 8. At page 78 under "Sources of Liquidity," you state that your cash on
hand, cash generated from operating activities, available line of credit, and additional
investments obtained through the Business Combination "will
 Prasad Gundumogula
Mondee Holdings, Inc.
September 22, 2022
Page 2
       satisfy [your] working capital and capital requirements for at least the next twelve months
       and accordingly, substantial doubt about the Company   s ability to
continue as a going
       concern is alleviated." You also disclose at page 78 that "During the six months ended
       June 30, 2022, cash provided by operating activities was $0.2 million." If the potential expenditure of $8.4 million in connection with the offer to purchase warrants which you commenced on September 16th would potentially have a material impact on your liquidity and the related twelve-month expectation, please provide updated disclosures as appropriate.
       You may contact Timothy S. Levenberg, Special Counsel, at (202) 551-3707 or Loan
Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any questions.



                                                            Sincerely,
FirstName LastNamePrasad Gundumogula
                                                            Division of
Corporation Finance
Comapany NameMondee Holdings, Inc.
                                                            Office of Energy &
Transportation
September 22, 2022 Page 2
cc:       Michael Lee, Esq., of Reed Smith LLP
FirstName LastName